UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒	SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐	SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2022

WORTHY PEER CAPITAL, INC.

(Exact name of issuer as specified in its charter)

Delaware	81-4011787
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

One Boca Commerce Center 551 NW 77 Street Suite 212 Boca Raton, FL 33487
(Full mailing address of principal executive offices)

(561) 288-8467

(Issuer’s telephone number, including area code)

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This semi-annual report contains forward looking statements that are subject to various risk and uncertainties and that express our opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results, in contrast with statements that reflect historical facts. Many of these statements are contained under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Forward-looking statements are generally identifiable by use of forward-looking terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project” or “expect,” “may,” “will,” “would,” “could” or “should,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, or state other forward-looking information. Our ability to predict future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, actual outcomes could differ materially from those set forth or anticipated in our forward-looking statements. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this semi-annual report. Furthermore, except as required by law, we are under no duty to, and do not intend to, update any of our forward-looking statements after the date of this semi-annual report, whether as a result of new information, future events or otherwise.

You should read thoroughly this semi-annual report and the documents that we refer to herein with the understanding that our actual future results may be materially different from and/or worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. Except for our ongoing obligations to disclose material information under the Federal securities laws, we undertake no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events. These forward-looking statements speak only as of the date of this semi-annual report, and you should not rely on these statements without also considering the risks and uncertainties associated with these statements and our business.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

You should read the following discussion and analysis of our consolidated financial condition and consolidated results of operations together with our consolidated financial statements and the related notes and other financial information included elsewhere in this semi-annual report.

Background and Overview

When used herein, the terms “we,” “us,” “ours,” “Worthy,” and the “Company” refers to Worthy Peer Capital, Inc., a Delaware corporation, and our wholly owned subsidiary Worthy Lending, LLC, a Delaware limited liability company, and “WFI” refers to our parent company, Worthy Financial, Inc., a Delaware corporation. We were incorporated under the laws of the State of Delaware on June 9, 2016. Our wholly owned subsidiary Worthy Lending, LLC, a Delaware limited liability company, was formed on August 27, 2018.

Our principal address is One Boca Commerce Center, 551 NW 77 Street, Suite 212, Boca Raton, FL, 33487. Our phone number is (561) 288-8467. Our websites are located at www.worthybonds.com and www.worthylending.com. The information which appears on, is contained or is accessible through our websites is not a part of, and is not incorporated by reference, into this Semi-Annual Report on Form 1-SA.

We are a wholly owned subsidiary of WFI. WFI was organized in 2016 to create a “Worthy Community” in an effort to help intended members achieve financial wellness and to develop the “Worthy Fintech Platform.”

Our business model is centered around providing loans for small businesses, including (i) loans to manufacturers, wholesalers, and retailers primarily secured by inventory, accounts receivable and/or equipment; and (ii) purchase order financing. To a lesser extent we may also provide loans to other borrowers; acquire mortgage or equity interests in real estate; make fixed income and/or equity investments; and other types of loans and investments, provided the amount and nature of such activities do not cause us to lose our exemption from regulations as an investment company pursuant to the Investment Company Act of 1940.

2

A summary of the Company’s loan portfolio at June 30, 2022 and at December 31, 2021, disaggregated by class of financing receivable, are as follows:

	Loans to U.S Wholesalers, Retailers and Manufacturers - secured by Inventory and Equipment	Loans to U.S Wholesalers, Retailers and Manufacturers - secured by Accounts Receivable	Loans to U.S Wholesalers, Retailers and Manufacturers - secured by Purchase Order / Trade Financing	Total	Loans to Real Estate Developers Secured by First Mortgages
Outstanding June 30, 2022

Loans	$2,135,838	$2,808,917	$-	$4,944,755	$840,000

Allowance for loan losses	$1,759,683	$2,808,917	$-	$4,568,600	$8,400

Total Loans, net	$376,155	$-	$-	$376,155	$831,600

Percentage of total outstanding loans receivable	43%	57%	-		N/A

Percentage of total outstanding Mortgage loans receivable	-	-	-		100%

Outstanding December 31, 2021

Loans	$3,350,524	$2,808,915	$-	$6,159,439	$983,493

Allowance for loan losses	$1,951,903	$2,537,710	$-	$4,489,613	$8,400

Total Loans, net	$1,398,621	$271,205	$-	$1,669,826	$975,093

Percentage of total outstanding loans receivable	54%	46%	-		-

Percentage of total outstanding Mortgage loans receivable	-	-	-		100%

In September 2018, we began deploying the capital we raised through the sale of our renewable bonds during 2018 we also began generating revenue from our operations. Through June 30, 2022, we have continued to deploy our capital through additional loan and financing arrangements for small businesses which are described in the notes to the consolidated financial statements appearing elsewhere in this report.

We are also investing approximately 20% of the cash we have on hand in short-term, lower return investments, such as government securities and certificates of deposit and similar insured instruments, and public preferred stock and public equity instruments in an effort to generate sufficient interest on these funds to pay the bond interest pending utilization of the cash to fund loans or other investments with a greater return.

History and Recent Developments

On June 9, 2016, in connection with the formation of the Company, the Company issued 1,000,000 shares of its common stock, par value $0.0001 per share (“Common Stock”), to WFI in exchange for a total of $100.

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Through December 31, 2017 we were engaged in organizational activities. During 2018 we achieved several important milestones in the implementation of our business model.

In January 2018, the Company commenced a Regulation A+ offering of $50,000,000 aggregate principal amount of renewable bonds under its qualified Offering Statement (File No. 024-10766) (“2018 Reg A+ Offering”).

On January 2, 2020, the Company entered into a Management Services Agreement (the “Management Services Agreement”) with Worthy Management Inc., a Florida corporation and an affiliate and a wholly owned subsidiary of our parent company (“Worthy Management”). Pursuant to the Management Services Agreement, Worthy Management agreed to provide the Company staff and office facilities, including all equipment and supplies, that are reasonable, necessary or useful for the day-to-day operations of the business of the Company, subject to such written direction provided by the Company to Worthy Management (collectively the “Services”).

The Company agreed to pay Worthy Management a monthly management services fee, in advance, equal to the costs of Worthy Management incurred by it in providing the staff and office expenses as included in the Services. The term of the Management Services Agreement commenced on January 1, 2020 and shall end on December 31, 2024 (the “Initial Term”). At the end of the Initial Term, the Management Services Agreement automatically renews for successive one year terms, unless either party delivers written notice to the other party at least ninety (90) days prior to the end of the Initial Term or any additional term as renewed.

On February 20, 2020, the Company entered into a Stock Redemption Agreement (the “Redemption Agreement”) with its parent company and sole shareholder, WFI pursuant to which the Company agreed to redeem 999,900 shares of its outstanding common stock par value $0.0001 per share (the “Common Stock”) out of the 1,000,000 shares of Common Stock held by WFI, from WFI, in exchange for $1.00, which resulted in WFI continuing to hold 100 shares of the Company’s Common Stock after the Redemption Agreement.

On February 24, 2020, the Company filed a Certificate of Amendment to its Certificate of Incorporation (the “Amendment”) with the State of Delaware to reduce its total number of shares of stock which the Company is authorized to issue to 100 shares of Common Stock. Prior to the Amendment, the Company had total authorized stock of 6,000,000 shares, of which 5,000,000 shares were Common Stock and of which 1,000,000 were preferred shares of stock. Pursuant to the Amendment, series of preferred stock may be created and issued from time to time with such designations, preferences and rights as shall be stated in a resolution adopted by the Company’s Board of Directors.

On March 17, 2020, the Company completed the 2018 Reg A+ Offering of renewable bonds. From January 2018 through March 17, 2020, the Company sold approximately $50,000,000 aggregate principal amount of renewable bonds to 12,285 investors in the 2018 Reg A+ Offering.

Notwithstanding the completion of the Reg A+ Offering, we inadvertently sold after March 17, 2020, $630,380 more than the maximum offering amount allowable under the Offering Statement due to a coding error as to redemption transactions in our software. As a result of the oversubscription, on March 25, 2020, we rescinded the purchase and sale of the oversubscribed bonds by refunding and crediting the accounts of the 2,250 purchasers of the oversubscribed bonds their respective investment amounts, without any deduction therefrom, and cancelling the oversubscribed bonds.

4

COVID-19

On March 11, 2020, the World Health Organization designated the outbreak of the novel strain of coronavirus known as COVID-19 as a global pandemic. Governments and businesses around the world have taken unprecedented actions to mitigate the spread of COVID-19, including, but not limited to, shelter-in-place orders, quarantines, significant restrictions on travel, as well as restrictions that prohibit many employees from going to work. Uncertainty with respect to the economic impacts of the pandemic has introduced significant volatility in the financial markets. Many of our small business borrowers have been directly or indirectly affected by the COVID-19 pandemic due to the closures and reduced customer demand. The COVID-19 pandemic continues to negatively impact many of our small business borrowers. In March and April of 2020 due to the events surrounding the Coronavirus pandemic, the Company experienced much higher than usual bond redemptions. We have included the COVID-19 impacts as part of our calculation of the allowance for credit losses. While the extent to which COVID-19 impacts the Company’s future results will depend on future developments, the pandemic and associated economic impacts could result in a material impact to the Company’s future financial condition, results of operations and cash flows.

In October 2019, WFI formed Worthy Peer Capital II, Inc. and its wholly-owned subsidiary Worthy Lending II, LLC. In March 2020, Worthy Peer Capital II, Inc., a subsidiary of WFI, commenced a public offering pursuant to Regulation A of $50,000,000 aggregate principal amount of renewable bonds under a qualified Offering Statement (File No. 024-11150). In March 2020, Worthy Peer Capital II, Inc. began deploying the capital it had raised through sales of its renewable bonds in accordance with its business model. On October 1, 2020, Worthy Peer Capital II, Inc. completed its offering. From March 17, 2020 through October 1, 2020, Worthy Peer Capital II, Inc. sold approximately $50,000,000 aggregate principal amount of renewable worthy bonds to 17,823 investors.

In June 2020, WFI formed Worthy Community Bonds, Inc. and its wholly-owned subsidiary Worthy Lending III, LLC. In September 2020, Worthy Community Bonds, Inc. commenced a public offering pursuant to Regulation A of $50,000,000 aggregate principal amount of demand bonds under a qualified Offering Statement (File No. 024-11279). In September 2020, Worthy Community Bonds, Inc. began deploying the capital it had raised through sales of its demand bonds in accordance with its business model. On February 26, 2021, Worthy Community Bonds, Inc. completed its offering. From September 29, 2020 through February 26, 2021, Worthy Community Bonds, Inc. sold approximately $50,000,000 aggregate principal amount of demand bonds to 18,914 investors.

On October 14, 2020, WFI filed an Offering Statement on Form 1-A (File No. 024-11341), as amended, with the SEC for a public offering pursuant to Regulation A of $20,000,000 of its common stock.

On November 2, 2020, WFI formed Worthy Community Bonds II, Inc. and its wholly-owned subsidiary Worthy Lending IV, LLC. On November 25, 2020, Worthy Community Bonds II, Inc. filed an Offering Statement on Form 1-A (File No. 024-11372), as amended, with the SEC for a public offering pursuant to Regulation A of $50,000,000 aggregate principal amount of demand bonds.

On December 16, 2020, we filed an Offering Statement on Form 1-A (File No. 024-11389) with the SEC, as amended, for a public offering pursuant to Regulation A of $15,000,000 aggregate principal amount of renewal bonds and $60,00,000 aggregate principal amount of demand bonds.

On April 9, 2021, WFI formed Worthy Property Bonds, Inc. and its wholly-owned subsidiary Worthy Lending V, LLC. On June 23, 2021, Worthy Property Bonds, Inc. filed an Offering Statement on Form 1-A (File No. 024-11563), as amended, with the SEC for a public offering pursuant to Regulation A of up to (i) $74,880,000 of its bonds for cash and (ii) $120,000 of its bonds as rewards, which has not yet been qualified by the SEC.

5

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company generated net losses and had cash used in operations of approximately $1,273,000 and $601,000, respectively, for the six months ended June 30, 2022. At June 30, 2022, we had a shareholder’s deficit and accumulated deficit of approximately $7,795,000 and $8,308,000, respectively. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for a period of twelve months from the issuance date of this report. During 2022, the Company continues to incur losses.

In response to the losses incurred, the Company continues to constantly evaluate and monitor its cash needs and existing cash burn rate, in order to make adjustments to its operating expenses. Cash on hand was approximately $681,000 at June 30, 2022. This cash was obtained through the sale of our Worthy Bonds and through interest, dividends and fees earned on our loans and investments.

No assurances can be given that the Company will achieve success without seeking additional financing. There also can be no assurances that any additional financing if required, can be obtained, or obtained on reasonable terms acceptable to the Company. The consolidated financial statements do not include adjustments related to the recoverability and classifications of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Results of Operations

Interest on loans receivable

Interest on loans receivable for six months ended June 30, 2022 was $241,172, compared to $633,825, for the six months ended June 30, 2021, a decrease of $392,653 from the six months ended June 30, 2021. This decrease was the direct result of our decreased loan portfolio as compared from June 30, 2022 to June 30, 2021.

At June 30, 2022, our loans receivable held for investments, net of $4,568,600 reserve balance and mortgage loans held for investment, net of $8,400 reserve balance were $376,155 and $831,600 respectively, which was a decrease of $1,293,671 and $143,493, respectively from December 31, 2021.

Loan fees

For the six months ended June 30, 2022, loan fees totaled $28,168 as compared to $143,426 for the six months ended June 30, 2021, this $115,258 decrease was due to decreased loans earning commitment fees in the six months ended June 30, 2022 as compared to the six months ended June 30, 2021.

Cost of Revenue

Interest expense on bonds

Interest expense on bonds for the six month period ended June 30, 2022 was $342,142, a decrease of $138,497 from the six month period ended June 30, 2021. Interest expense on bonds for the six month period ended June 30, 2021 was $480,639. The decrease was the direct result of a decrease in bonds outstanding. Bonds outstanding were $10,619,610 at June 30, 2022 versus $16,628,295 at June 30, 2021.

Provision for loan losses

The provision for loan losses for the six months ended June 30, 2022 is $356,663 as compared to $373,027 for the six months ended June 30, 2021.

6

Operating Expenses

As a result of the decrease in loans receivable as described above, our operating expenses decreased during the six months ended June 30, 2022, as compared to the six months ended June 30, 2021. Our operating expenses also decreased due to decreased bonds outstanding due to redemptions, the pay down of loans receivable and the sale of investment securities.

This decrease is primarily attributable to decreases of approximately $35,000 in compensation and related costs and approximately $27,000 in general and administrative expenses. The decrease in compensation and related expenses and general and administrative expenses is also the result of having more than one year without an active bond offering.

Other Income (Expenses)

Realized and Unrealized gains (losses) on investments, net

For the six months ended June 30, 2022 and June 30, 2021 our net unrealized gains (losses,) on investments net of gains were ($204,347) and $158,287, respectively. This was primarily due to worsening market conditions.

For the six months ended June 30, 2022 and June 30, 2021 our net realized gains (losses,) on investments net of gains were ($161,106) and ($9,807), respectively. This was primarily due to worsening market conditions.

Interest and Dividends

Interest and Dividends on Investments for the six months ended June 30, 2022 was $54,193 as compared to $79,298 for the six months ended June 30, 2021, this $25,105 decrease was the direct result of our decreased investment portfolio.

Liquidity and Capital Resources

At June 30, 2022, we had total shareholder’s deficit of approximately $7,795,000 as compared to a total shareholder’s deficit of approximately $6,486,000 at December 31, 2021.

Our total assets decreased by approximately $4,501,000 at June 30, 2022 as compared to December 31, 2021, which principally reflects approximately $681,000 cash on hand at June 30, 2022 as compared to approximately $1,942,000 of cash on hand at December 31, 2021.

We do not have any commitments for capital expenditures.

Our consolidated shareholders’ deficit and working capital deficiency are the result of initial and early-stage operating expenses and operating sales of bonds (a liability) at a more rapid pace than the proceeds from the sale of bonds could be effectively invested in income generating loans and investments. These deficiencies are also the result of an increase to our loan loss provision. The combination of interest payable on the bonds, initial start up costs, initial operating expenses and loan loss reserves generate working capital deficit.

To date, the working capital deficit has been funded by capital infusions to the Company from its parent (WFI), through funds raised by the parent in a variety of equity, debt, and convertible debt financings. One of the primary uses of proceeds of a pending offering by the parent company is to provide additional capital to the Company and to reduce or eliminate the shareholders’ deficit.

Summary of cash flows

	Six Months Ended June 30, 2022	Six Months Ended June 30, 2021
Net cash (used) in provided by operating activities	$(600,779)	$(149,490)
Net cash (used) in provided by investing activities	$2,579,973	$2,465.862
Net cash (used) in provided by financing activities	$(3,240,021)	$(3,093,865)

Net cash used in operating activities in the six months ended June 30, 2022 is primarily the result of the $1,272,916 net loss, offset by the $356,663 provision for loan losses and the $204,347 unrealized loss on investments. Net cash provided by investing activities in the six months ended June 30, 2022 represent loan pay downs made together with the purchase of investment securities, offset by the sale of investment securities. Net cash used in financing activities in the six months ended June 30, 2022 is due to the $3,240,021 redemption of bonds.

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Significant Accounting Policies

Our significant accounting policies are fully described in Note 3 to our consolidated financial statements appearing elsewhere in this Semi-Annual Report, and we believe those accounting policies are critical to the process of making significant judgments and estimates in the preparation of our consolidated financial statements.

The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“US-GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates. Estimates which are particularly significant to the consolidated financial statements include, but are not limited to, assessing the collectability of loans and interest receivable, due from related parties, the useful lives of property and equipment, the estimate of the fair value of the lease liability and related right of use asset, the estimate of our internal labor based loan origination costs and estimates of the valuation allowance on deferred tax assets.

Revenue Recognition

We recognize revenue in accordance with the guidance in FASB ASC 942 “Financial Services – Depository Lending.”

We generate revenue primarily through interest earned, loan origination fees and collateral management fees for monitoring the underlying collateral related to the loan.

For term loans, we recognize interest income, loan fee income and collateral management fee income over the terms of the underlying loans. Loan fees and collateral management fees are reflected as non-interest income in our statements of operations.

Loan origination fees typically include due diligence, appraisal and legal fees. Associated costs primarily include costs directly related to evaluating the financial performance of the prospective borrower, preparing and processing loan documentation, employees’ compensation directly related to the loan and costs paid to third parties for legal and appraisal services. The fees and the costs are netted as deferred revenue and amortized into revenue over the life of the loan.

We also generate revenue through interest and dividends on investments and realized and unrealized gains on investments, which is all included in other income (expense) in the statement of operations.

Cash and cash equivalents

Cash and cash equivalents include checking, savings, unrestricted deposits with investment-grade financial institutions, institutional money market funds, certificates of deposit and other short term interest bearing products. We consider all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

Investments

On January 1, 2018 the Company adopted ASU 2016-01 “Financial Instruments – Overall” which requires unrealized gains and losses from equity securities to be recognized in operations.

Investments consist of various debt and equity investments. Management determines the appropriate classification of the securities at the time they are acquired and evaluates the appropriateness of such classifications at each balance sheet date. Investments in equity securities with a readily determinable fair value, not accounted for under the equity method, are recorded at that value with unrealized gains and losses included in earnings. For equity securities without a readily determinable fair value, the investment is recorded at cost, less any impairment, plus or minus adjustments related to observable transactions for the same or similar securities, with unrealized gains and losses included in earnings. Equity securities where the fair market value or net asset value are not available are carried at cost, subject to impairment valuation. The Company classifies certain of its debt investments as available-for-sale pursuant to ASC 320, Investments – Debt and Equity Securities. Debt securities are classified as held to maturity, at unamortized cost on the consolidated balance sheet if (i) the Company has the intent and ability to hold the investments for a period of at least 1 year and (ii) the contractual maturity date of the investments is greater than 1 year. Debt securities available for sale are carried at fair value or amortized cost and unrealized gains or losses are recorded as other comprehensive income or loss in equity. Debt securities held to maturity are carried at amortized cost and unamortized gains and losses are not recognized. Realized gains and losses are included in other income or expense in the consolidated statement of operations and comprehensive (loss) income on a specific-identification basis.

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As a result of the amendments in ASU 2016-13 Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, the impairment model is no longer based on an impairment being other-than-temporary. We regularly review investment securities for impairment. For debt securities, if we do not intend to sell the security or it is not more likely than not that we will be required to sell the security before recovery of our amortized cost, we evaluate qualitative criteria, such as the financial health of and specific prospects for the issuer, to determine whether we do not expect to recover the amortized cost basis of the security.

Loans Receivable Held for Investment

Loans held for investment consist of term loans that require monthly or weekly interest payments. We have both the ability and intent to hold these loans to maturity. When we originate a term loan, the borrower grants us a security interest in its assets which we may perfect by publicly filing a financing statement. Loans held for investment are carried at amortized cost, reduced by a valuation allowance for loan losses estimated as of the consolidated balance sheet dates.

Included in loans held for investment are loans that we make together with other asset based lenders. Also included in loans held for investment is the netting of a borrower loan balance when we participate out a portion of a loan receivable, as the participant becomes responsible for the portion of the balance that they agree to participate in.

Mortgage Loans Held for Investment

Mortgage loans held for investment consist of loans secured by a mortgage on the real estate, and is located in the state of Florida. These loans typically have a maturity date of 1 to 2 years, pay interest at rates between 8.5% and 10.5% and are serviced by an outside, unrelated party. These loans require monthly interest payments to us. We have both the ability and intent to hold these loans to maturity. These loans are carried at amortized cost, reduced by a valuation allowance for loan losses, if deemed necessary, estimated as of the consolidated balance sheet dates.

Accrued Interest Receivable

In accordance with ASC 360-20-30-5A, the Company includes, in the reserves for loans receivable an amount attributed to accrued interest receivable.

In accordance with ASC 360-20-35-8A, the Company has an accounting policy election, at the class of financing receivable, to write off accrued interest receivables by recognizing credit loss expense.

Allowance for Loan Losses

The allowance for loan losses (“ALLL”) is established with respect to our loans held for investment through charges to the provision for loan losses in compliance with ASC 326 “Financial Instruments – Credit Losses.” Loan losses are charged against the ALLL when we believe that the future collection of principal is unlikely. Subsequent recoveries, if any, are credited to the ALLL. We evaluate the creditworthiness of our portfolio on an individual loan basis and on a portfolio basis. The allowance is subjective as it requires material estimates, including such factors as historical trends, known and inherent risks in the loan portfolio, adverse situations that may affect borrowers’ ability to repay and current economic conditions. Other qualitative factors considered may include items such as uncertainties in forecasting and modeling techniques, changes in portfolio composition, business conditions and emerging trends. Recovery of the carrying value of loans is dependent to a great extent on conditions that may be beyond our control. Any combination of the aforementioned factors may adversely affect our loan portfolio resulting in increased delinquencies and loan losses and could require additional provisions for loan losses, which could impact future periods.

Past Due and Non-Accrual Loans Receivable

Loans receivable are considered past due when a borrower hasn’t made a principal or interest payment for 90 days. The Company considers a loan to be non-performing and put on non-accrual status when management believes collectability is not probable. Management predicts probability of collectability through qualitative and quantitative criteria, including whether the loan is in past due status, borrower financial condition including net collateral to loan balance, personal or corporate validity or other guarantees, our experience with the borrower, quality of borrower internal credit review system, quality of borrower management, and external operating environment.

When a loan is placed on non-accrual status, we cease accruing interest and a reserve on interest receivable is established.

Item 2. Other Information.

None.

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Item 3. Financial Statements.

INDEX TO FINANCIAL STATEMENTS

WORTHY PEER CAPITAL, INC. AND SUBSIDIARY

F-1

Worthy Peer Capital, Inc. and Subsidiary

Consolidated Balance Sheets

	As of
	June 30, 2022	December 31, 2021
ASSETS

ASSETS
Cash	$680,779	$1,941,606
Loans receivable held for investment, net of $4,568,600 and $4,489,613 reserve at June 30, 2022 and December 31, 2021	376,155	1,669,826
Mortgage loans held for investment, net of $8,400 and $8,400 reserve at June 30, 2022 and December 31, 2021, respectively	831,600	975,093
Investments	1,920,163	3,650,687
Interest receivable, net of $402,479 and $374,697 reserve at June 30, 2022 and December 31, 2021, respectively	115,457	203,549
Interest receivable - related parties	56,667	46,667
Due from related parties, net	187,184	168,961
Prepaid expense - related party	13,632	-
Right to use asset	99,553	125,399
Property and equipment, net	3,678	4,574
Security deposit	11,618	11,618
TOTAL ASSETS	$4,296,486	$8,797,980

LIABILITIES AND SHAREHOLDER’S DEFICIT

LIABILITIES
Bond liabilities	$10,619,610	13,859,630
Accounts payable	2,102	17,130
Accrued expenses	7,964	57,771
Accrued interest	1,362,502	1,221,334
Deferred revenue	0	2,779
Lease liability	99,553	125,399
TOTAL LIABILITIES	12,091,731	15,284,043

Commitments and contingencies (Note 13)	-	-

Shareholder’s Deficit
Common Stock, par value $0.0001, 100 shares authorized, and 100 shares issued and outstanding	-	-
Additional paid-in capital	540,965	540,965
Accumulated Other Comprehensive Income (loss)	(28,377)	7,887
Accumulated deficit	(8,307,833)	(7,034,915)
Total Shareholder’s Deficit	(7,795,245)	(6,486,063)

TOTAL LIABILITIES AND SHAREHOLDER’S DEFICIT	$4,296,486	$8,797,980

The accompanying notes are an integral part of these consolidated financial statements

These financial statements have not been subjected to an audit or review or compilation engagement, and no assurance is provided on them

F-2

Worthy Peer Capital, Inc. and Subsidiary

Consolidated Statements of Operations

	Six Months ended June 30, 2022	Six Months ended June 30, 2021

Operating Revenue
Interest on loans receivable	$241,172	$633,825
Loan fees	28,168	143,426

Total operating revenue	269,340	777,251

Cost of Revenue
Interest expense on bonds	342,142	480,639
Provision for loan losses	356,663	373,027

Total cost of revenue	698,805	853,666

Net revenue	(429,465)	(76,415)

Operating expenses
General and administrative expenses	304,331	331,489
Compensation and related expenses	235,983	271,101
Sales and marketing	1,878	4,798

Total operating expenses	542,192	607,388

Other Income (Expense)
Interest income - related party	10,000	10,000
Interest and dividends on investments	54,193	79,298
Interest on cash	-	1
Realized gains (losses) on investments, net	(161,106)	(9,807)
Unrealized gains (losses) on investments, net	(204,347)	158,287

Total other income (expenses)	(301,260)	237,779

Net Loss	$(1,272,918)	$(446,024)

Net loss per common share	$(12,729.18)	$(4,460.24)
Weighted average number of shares outstanding	100	100

The accompanying notes are an integral part of these consolidated financial statements

These financial statements have not been subjected to an audit or review or compilation engagement, and no assurance is provided on them

F-3

Worthy Peer Capital, Inc. and Subsidiary

Consolidated Statements of Changes in Shareholder’s Deficit

For the Six Months Ended June 30, 2022 and the Year Ended December 31, 2021

	Common Shares	Common Stock, Par	Additional Paid in Capital	Accumulated Other Comprehensive Income (loss)	Accumulated Deficit	Total

Balance at December 31, 2020	100	$-	$540,965	$-	$(5,251,989)	$(4,711,024)

Unrealized gains on available for sale debt securities	-	-	-	7,887	-	7,887

Net loss	-	-	-	-	(1,782,926)	(1,782,926)

Balance at December 31, 2021	100	-	540,965	7,887	(7,034,915)	(6,486,063)

Unrealized losses on available for sale debt securities	-	-	-	(36,264)	-	(36,264)

Net loss	-	-	-	-	(1,272,918)	(1,272,918)

Balance at June 30, 2022	100	$-	$540,965	$(28,377)	$(8,307,833)	$(7,795,245)

The accompanying notes are an integral part of these consolidated financial statements

These financial statements have not been subjected to an audit or review or compilation engagement, and no assurance is provided on them

F-4

Worthy Peer Capital, Inc. and Subsidiary

Consolidated Statements of Cash Flows

	Six Months ended June 30, 2022	Six Months ended June 30, 2021

Cash flows from operating activities:
Net loss	$(1,272,918)	$(446,024)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation expense	897	897
Provision for loan losses	106,779	373,027
Bad debt expense	249,885
Unrealized (gains) losses on investments, net	204,347	(158,287)
Changes in working capital items:
Prepaid expense - related party	(13,632)	-
Interest receivable	60,310	(16,244)
Interest receivable - related party	(10,000)	(10,000)
Accrued interest	141,168	274,041
Deferred revenue	(2,779)	(50,709)
Accrued expenses	(49,807)	(20,580)
Accounts payable	(15,028)	(95,611)

Net cash provided by (used in) operating activities	(600,779)	(149,490)

Cash flows from investing activities:
Purchase of investments	(1,033,686)	(395,043)
Sale of investments	2,523,599	1,584,679
Proceeds/(Payments) to related parties	(18,223)	146,400
Loan pay downs	1,108,283	2,519,766
Loan disbursements	-	(1,389,919)

Net cash provided by (used in) investing activities	2,579,973	2,465,882

Cash flows from financing activities:
Redemptions of bonds	(3,240,021)	(3,093,865)

Net cash used in financing activities	(3,240,021)	(3,093,865)

Net change in cash	(1,260,827)	(777,473)

Cash at beginning of year	1,941,606	1,688,283

Cash at end of year	$680,779	$910,810

Supplemental Disclosures of Cash Flow Information:

Cash paid for interest	$200,974	$206,598
Cash paid for taxes	$-	$-

Supplemental Non-Cash Investing and Financing Information	-	-

The accompanying notes are an integral part of these consolidated financial statements

These financial statements have not been subjected to an audit or review or compilation engagement, and no assurance is provided on them

F-5

WORTHY PEER CAPITAL, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

June 30, 2022

NOTE 1. ORGANIZATION AND NATURE OF OPERATIONS

Worthy Peer Capital, Inc., a Delaware corporation, (the “Company,” “WPC”, “we,” or “us”) was founded on June 9, 2016. On August 27, 2018, the Company organized Worthy Lending, LLC, a Delaware limited liability company, as a wholly owned subsidiary. Through our wholly owned subsidiary Worthy Lending, LLC (“WL”), we make secured loans, primarily to small business borrowers. We sell Worthy Bonds in $10.00 increments on a continuous basis directly through our Worthy Peer Capital website via computer or the Worthy App., to fund our loans to small business borrowers.

We are a wholly owned subsidiary of Worthy Financial, Inc. (“WFI”), or “Worthy Financial” which owns a mobile app (the “Worthy App”) that allows its users to round up their debit card and checking account linked credit card purchases and other checking account transactions and thereafter use the “round up” dollars in increments of $10.00 to purchase Worthy Bonds. The “users” may also use additional funds to purchase Worthy Bonds. WFI also owns the technology on the website. This technology is defined as the “Worthy Technology Platform.”

NOTE 2. GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company generated net losses and had cash used in operations of approximately $1,273,000 and $601,000, respectively, for the six months ended June 30, 2022. At June 30, 2022, we had a shareholder’s deficit and accumulated deficit of approximately $7,795,000 and $8,308,000, respectively, and total liabilities exceeded total assets by approximately $7,795,000. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for a period of twelve months from the issuance date of this report. During 2022, the Company continues to incur losses.

In response to the losses incurred in 2022, 2021, 2020 and 2019, the Company continues to constantly evaluate and monitor its cash needs and existing cash burn rate, in order to make adjustments to its operating expenses. Also, in the second quarter of 2019, the Company’s loans receivable and investments began to generate revenue. Cash on hand was approximately $681,000 at June 30, 2022. This cash was obtained primarily through the sale of our Worthy Bonds and the collection of interest and dividends on our outstanding loans and investments.

No assurances can be given that the Company will achieve success, without seeking additional financing, or that any additional financing if required, can be obtained, or obtained on reasonable terms acceptable to the Company. These consolidated financial statements do not include adjustments related to the recoverability and classifications of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the operations of the Company and its wholly-owned subsidiary, Worthy Lending, LLC.

All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of estimates

The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“US-GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates. Estimates which are particularly significant to the consolidated financial statements include, but are not limited to, assessing the collectability of loans and interest receivable, due from related parties, valuation of investments, the useful lives of property and equipment, the estimate of the fair value of the lease liability and related right of use asset, the estimate of our internal labor based loan origination costs and estimates of the valuation allowance on deferred tax assets.

F-6

WORTHY PEER CAPITAL, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

June 30, 2022

Cash and cash equivalents

Cash and cash equivalents include checking, savings, unrestricted deposits with investment-grade financial institutions, institutional money market funds, certificates of deposit and other short term interest bearing products. We consider all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

COVID-19 Pandemic Impact

On March 11, 2020, the World Health Organization designated the outbreak of the novel strain of coronavirus known as COVID-19 as a global pandemic. Governments and businesses around the world have taken unprecedented actions to mitigate the spread of COVID-19, including, but not limited to, shelter-in-place orders, quarantines, significant restrictions on travel, as well as restrictions that prohibit many employees from going to work. Uncertainty with respect to the economic impacts of the pandemic has introduced significant volatility in the financial markets. Many of our small business borrowers have been directly or indirectly affected by the COVID-19 pandemic due to the closures and reduced customer demand. The COVID-19 pandemic continues to negatively impact many of our small business borrowers. In March and April of 2020 due to the events surrounding the Coronavirus pandemic, the Company experienced much higher than usual bond redemptions. We have included the COVID-19 impacts as part of our calculation of the allowance for credit losses. While the extent to which COVID-19 impacts the Company’s future results will depend on future developments, the pandemic and associated economic impacts could result in a material impact to the Company’s future financial condition, results of operations and cash flows.

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash, loans and mortgage loans receivable, interest receivable, due from related parties, other receivables, account payable, accrued expenses, accrued interest and bond liabilities. The carrying amount of these financial instruments approximates fair value due to length of maturity of these instruments.

Fair Value Measurement

In accordance with ASC 820, Fair Value Measurement, we use a three-tier fair value hierarchy to classify and disclose all assets and liabilities measured at fair value on a recurring basis, as well as assets and liabilities measured at fair value on a nonrecurring basis, in periods subsequent to their initial measurement. The hierarchy requires us to use observable inputs when available, and to minimize the use of unobservable inputs when determining fair value.

The three tiers are defined as follows:

Level 1: Quoted prices in active markets or liabilities in active markets for identical assets or liabilities, accessible by us at the measurement date.

Level 2: Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active, or other observable inputs other than quoted prices.

Level 3: Unobservable inputs for assets or liabilities for which there is little or no market data, which require us to develop our own assumptions. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include the use of option pricing models, discounted cash flows, or similar techniques, which incorporate our own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

F-7

WORTHY PEER CAPITAL, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

June 30, 2022

A financial instrument’s categorization within the valuation hierarchy is based on the lowest level of input that is significant to the fair value measurement.

Fair value measurements at the end of the reporting period using

	June 30, 2022	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total Gains (Losses)

Description

Recurring fair value measurements

Equity Securities
Common stock	366,498	366,498
Mutual funds	299,458	299,458
Exchange traded closed-end funds	39,700	39,700
Reit	126,671	-	126,671

Total equity securities	832,327	705,656	126,671

Available for sale debt securities
Asset Backed Securities	734,946	734,946
Total available for sale securities	734,946	734,946

Total recurring fair value measurements	$1,567,273	$1,440,602	$126,671

Fair value measurements at the end of the reporting period using

	December 31, 2021	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total Gains (Losses)

Description

Recurring fair value measurements

Equity Securities
Common stock	468,905	468,905
Mutual funds	459,449	459,449
Exchange traded closed-end funds	280,387	280,387
Reit	121,228	-	121,228
Public preferred stock	468,750	468,750
Total equity securities	1,816,719	1,695,491	121,228

Available for sale debt securities
Asset Backed Securities	1,432,468	1,432,468
Total available for sale securities	1,432,468	1,432,468

Total recurring fair value measurements	$3,249,187	$3,127,959	$121,228

F-8

WORTHY PEER CAPITAL, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

June 30, 2022

Investments

On January 1, 2018 the Company adopted ASU 2016-01 “Financial Instruments – Overall” which requires unrealized gains and losses from equity securities to be recognized in operations.

Investments consist of various debt and equity investments. Management determines the appropriate classification of the securities at the time they are acquired and evaluates the appropriateness of such classifications at each balance sheet date. Investments in equity securities with a readily determinable fair value, not accounted for under the equity method, are recorded at that value with unrealized gains and losses included in earnings. For equity securities without a readily determinable fair value, the investment is recorded at cost, less any impairment, plus or minus adjustments related to observable transactions for the same or similar securities, with unrealized gains and losses included in earnings. Equity securities where the fair market value or net asset value are not available are carried at cost, subject to impairment valuation. The Company classifies certain of its debt investments as available-for-sale pursuant to ASC 320, Investments – Debt and Equity Securities. Debt securities are classified as held to maturity, at unamortized cost on the consolidated balance sheet if (i) the Company has the intent and ability to hold the investments for a period of at least 1 year and (ii) the contractual maturity date of the investments is greater than 1 year. Debt securities held to maturity are carried at amortized cost and unamortized gains and losses are not recognized. Realized gains and losses are included in other income or expense in the consolidated statement of operations and comprehensive (loss) income on a specific-identification basis.

As a result of the amendments in ASU 2016-13 Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, the impairment model is no longer based on an impairment being other-than-temporary. We regularly review investment securities for impairment. For debt securities, if we do not intend to sell the security or it is not more likely than not that we will be required to sell the security before recovery of our amortized cost, we evaluate qualitative criteria, such as the financial health of and specific prospects for the issuer, to determine whether we do not expect to recover the amortized cost basis of the security.

Loans Receivable Held for Investment

Loans held for investment consist of term loans that require monthly or weekly interest payments. We have both the ability and intent to hold these loans to maturity. When we originate a term loan, the borrower grants us a security interest in its assets which we may perfect by publicly filing a financing statement. Loans held for investment are carried at amortized cost, reduced by a valuation allowance for loan losses estimated as of the consolidated balance sheet dates.

Included in loans held for investment are direct loans and loans obtained through originators to small businesses. Also included in loans held for investment is the netting of 1 borrower loan where we participate out a portion of that loan receivable, as the participant becomes responsible for the portion of the balance that they agree to participant in.

Mortgage Loans Held for Investment

Mortgage loans held for investment consist of loans secured by a mortgage on the real estate which is located in the state of Florida. These loans typically have a maturity date of 1 to 2 years, pay interest at rates between 8.5% and 10% and are serviced by an outside, unrelated party. These loans require monthly interest payments to us. We have both the ability and intent to hold these loans to maturity. These loans are carried at amortized cost, reduced by a valuation allowance for loan losses, if deemed necessary, estimated as of the consolidated balance sheet dates.

Accrued Interest Receivable

In accordance with ASC 360-20-30-5A, the Company includes, in the allowance for loan losses an amount attributed to accrued interest receivable.

In accordance with ASC 360-20-35-8A, the Company has an accounting policy election, at the class of financing receivable, to write off accrued interest receivables by recognizing credit loss expense.

F-9

WORTHY PEER CAPITAL, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

June 30, 2022

Loan Origination Fees and Cost

Loan Fees are charged to the borrowers during loan originations. These fees are offset against related loan costs incurred by the Company and then deferred as deferred revenue to be recognized as loan fee revenues over the term of the loan. Direct loan origination costs include but are not limited to costs directly related to evaluating the financial performance of the prospective borrower, preparing and processing loan documentation and employees’ compensation directly related to the loan.

Allowance for Loan Losses

The allowance for loan losses (“ALLL”) is established with respect to our loans held for investment through charges to the provision for loan losses in compliance with ASC 326 “Financial Instruments – Credit Losses.” Loan losses are charged against the ALLL when we believe that the future collection of principal is unlikely. Subsequent recoveries, if any, are credited to the ALLL. We evaluate the creditworthiness of our portfolio on an individual loan basis and on a portfolio basis. The allowance is subjective as it requires material estimates, including such factors as historical trends, known and inherent risks in the loan portfolio, adverse situations that may affect borrowers’ ability to repay and current economic conditions. Other qualitative factors considered may include items such as uncertainties in forecasting and modeling techniques, changes in portfolio composition, business conditions and emerging trends. Recovery of the carrying value of loans is dependent to a great extent on conditions that may be beyond our control. Any combination of the aforementioned factors may adversely affect our loan portfolio resulting in increased delinquencies and loan losses and could require additional provisions for loan losses, which could impact future periods.

Past Due and Non-Accrual Loans Receivable

Loans receivable are considered past due when a borrower hasn’t made a principal or interest payment for 90 days. The Company considers a loan to be non-performing and put on non-accrual status when management believes collectability is not probable. Management predicts probability of collectability through qualitative and quantitative criteria, including whether the loan is in past due status, borrower financial condition including net collateral to loan balance, personal or corporate validity or other guarantees, our experience with the borrower, quality of borrower internal credit review system, quality of borrower management, and external operating environment.

When a loan is placed on non-accrual status, we cease accruing interest and a reserve on interest receivable is established.

Property and equipment

Property and equipment and leasehold improvements are recorded at its historical cost. The cost of property and equipment is depreciated over the estimated useful lives, when placed in service, (ranging from 3 -5 years) of the related assets utilizing the straight-line method of depreciation. The cost of leasehold improvements is depreciated (amortized) over the lesser of the length of the related leases or the estimated useful lives of the assets. Ordinary repairs and maintenance are expensed when incurred and major repairs will be capitalized and expensed if it benefits future periods.

Leases

In February of 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2016-02-Leases (Topic 842), which significantly amended the way companies are required to account for leases. Under the updated leasing guidance, some leases that did not have to be reported previously are now required to be presented as an asset and liability on the balance sheet. In addition, for certain leases, what was previously classified as an operating expense must now be allocated between amortization expense and interest expense. The Company adopted this update as of January 1, 2019 using the modified retrospective transition method and prior periods have not been restated. Upon implementation, the Company recognized an initial operating lease right-of-use asset of $264,314 and operating lease liability of $259,018. Due to the simplistic nature of the Company’s leases, no retained earnings adjustment was required. See Note 10 for further details

F-10

WORTHY PEER CAPITAL, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

June 30, 2022

Revenue Recognition

We recognize revenue in accordance with the guidance in FASB ASC 942 “Financial Services – Depository Lending”.

We generate revenue primarily through loan interest earned, loan origination fees and collateral management fees for monitoring the underlying collateral related to the loan.

For term loans, we recognize interest income, loan origination fee income and collateral management fee income over the terms of the underlying loans. Loan origination fees and collateral management fees are reflected as loan fees in our statement of operations.

Loan origination fees typically include due diligence, appraisal and legal fees. Associated costs primarily include costs directly related to evaluating the financial performance of the prospective borrower, preparing and processing loan documentation, employees’ compensation directly related to the loan and costs paid to third parties for legal and appraisal services. The fees and the costs are netted as deferred revenue and amortized into revenue over the life of the loan.

We also generate revenue through interest and dividends on investments and realized and unrealized gains on investments, which is all included in other income (expense) in the statement of operations.

Impairment of long-lived assets

The Company periodically reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less that the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated fair value and its book value. No impairments were noted during the six months ended June 30, 2022 and the year ended December 31, 2021.

Allocation of expenses incurred by affiliates on behalf of the Company

During 2022 and 2021, costs incurred by our sister company Worthy Management, Inc. (WM) have been allocated to the Company for the purposes of preparing the consolidated financial statements based on a specific identification basis or, when specific identification is not practicable, a proportional cost allocation method which allocates expenses based upon the percentage of employee time expended on the Company’s business as compared to total employee time. The proportional use basis was adopted to allocate shared costs is in accordance with the guidance of SEC Staff Accounting Bulletin (“SAB”) Topic 1B, Allocation Of Expenses And Related Disclosure In Financial Statements Of Subsidiaries, Divisions Or Lesser Business Components Of Another Entity. Management has determined that the method of allocating costs to the Company is reasonable.

Management believes that the consolidated statements of operations in 2022 and 2021 include a reasonable allocation of costs and expenses incurred by the Company. However, such amounts may not be indicative of the actual level of costs and expenses that would have been incurred by the Company if it had operated as an independent company or of the costs and expenses expected to be incurred in the future.

Income taxes

Income taxes - The Company accounts for income taxes in accordance with ASC Topic 740, Accounting for Income Taxes. Under this method, deferred income taxes are determined based on the estimated future tax effects of differences between the financial statement and tax basis of assets and liabilities given the provisions of enacted tax laws.

Deferred income tax provisions and benefits are based on changes to the assets or liabilities from year to year. In providing for deferred taxes, the Company considers tax regulations of the jurisdictions in which they operate, estimates of future taxable income, and available tax planning strategies. If tax regulations, operating results or the ability to implement tax- planning strategies vary, adjustments to the carrying value of deferred tax assets and liabilities may be required. Valuation allowances are recorded related to deferred tax assets based on the “more likely than not” criteria of Topic 740.

F-11

WORTHY PEER CAPITAL, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

June 30, 2022

The Company accounts for uncertain tax positions in accordance with ASC 740-10, Accounting for Uncertainty in Income Taxes. As required by the relevant guidance, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would, more likely than not, sustain the position following an audit. For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. The Company has applied the guidance to all tax positions for which the statute of limitations remained open.

The Company is included with its parent company (Worthy Financial Inc.) consolidated tax return. The parent company consolidated tax returns for the years 2019, 2020 & 2021 remain open for audit by the IRS.

Basic Income (Loss) Per Share

Basic income (loss) per share is calculated by dividing the Company’s net loss by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated by dividing the Company’s net income (loss) available to common shareholders by the diluted weighted average number of shares outstanding during the period. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity. The Company does not have any potentially dilutive debt or equity at June 30, 2022 and December 31, 2021.

NOTE 4. RECENTLY ISSUED ACCOUNTING STANDARDS

Accounting standards promulgated by the FASB are subject to change. Changes in such standards may have an impact on the Company’s future financial statements.

The Company periodically reviews new accounting standards that are issued. Although some of these accounting standards may be applicable to the Company, the Company has not identified any other new standards that it believes merit further discussion, and the Company expects that none would have a significant impact on its consolidated financial statements.

NOTE 5. INVESTMENTS

The Company maintains a portfolio of investments on its consolidated balance sheet which consist of securities held at fair value or cost basis securities. Fair value includes gross unrealized gains, gross unrealized losses and accrued interest.

The Company typically invests a small portion of its portfolio in private market real estate investments with the primary objective to earn diversified risk-adjusted returns while the corporate bonds, publicly traded preferred and common equities, certificates of deposit, asset backed securities, and U.S. treasury securities are intended to mitigate risk and minimize potential risk of principal loss. The Company’s investment policy limits the amount of credit exposure to any one issuer and targets 20% portfolio weight in the more conservative investments.

The Company holds certain non-marketable investments accounted for at cost. The eREITs are public, non-traded equity REITs that invest in small-cap commercial real estate projects. The Company owns shares in the limited liability companies that hold the real estate projects, and the investments target different mandates including, growth, income, and geographic strategies. The REIT investment is in a multi-housing equity REIT, formed to originate, invest in, and manage a diversified portfolio primarily consisting of investments in multi-housing within the continental U.S. in the areas of student housing, multi-housing, conventional apartments, and senior living (both existing and new development projects). The Company also through another company platform fractionally invests in unsecured limited recourse obligations, which are used by the issuer of these obligations to make secured real estate loans.

F-12

WORTHY PEER CAPITAL, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

June 30, 2022

The following is a breakdown of the investments as of June 30, 2022:

	Cost	Unrealized Gain (Loss)	Fair Value	Percentage of Total
Equity Securities
REIT	$121,228	$5,443	$126,671	6.58%
eREIT (1)	100,000	-	100,000	5.21%
Public Preferred Stock	-	-	-	0.00%
Common Stock	296,844	69,654	366,498	19.09%
Exchange-traded and closed-end funds	96,500	(56,800)	39,700	2.07%
Mutual Funds	427,688	(128,230)	299,458	15.60%
Available for Sale - Debt Securities		-
Corporate Bonds	-	-	-	0.00%
Certificates of Deposit	-	-	-	0.00%
Asset backed Securities	763,323	(28,377)	734,946	38.28%
Held to Maturity - Debt Securities
Real Estate Limited Recourse Obligations	252,890	-	252,890	13.17%
Total Investments	$2,058,473	$(138,310)	$1,920,163	100.00%

(1) Cost based investment

The following is a breakdown of the investments as of December 31, 2021.

	Cost	Unrealized Gain (Loss)	Fair Value or cost	Percentage of Total
Equity Securities
REIT	103,800	17,428	121,228	3.32%
eREIT (1)	100,000	-	100,000	2.74%
Public Preferred Stock	483,226	3,524	486,750	13.33%
Common Stock	333,063	135,842	468,905	12.84%
Exchange-traded and closed-end funds	325,000	(44,613)	280,387	7.68%
Mutual Funds	427,689	31,760	459,449	12.59%
Available for Sale - Debt Securities
Asset backed Securities	1,424,581	7,887	1,432,468	39.24%
Held to Maturity - Debt Securities
Real Estate Limited Recourse Obligations (1)	301,500	-	301,500	8.26%
Total Investments	3,498,859	151,828	3,650,687	100.00%

(1) Cost based investment

NOTE 6. LOANS RECEIVABLE AND MORTGAGE LOANS HELD FOR INVESTMENT

Loans Receivable Held for Investment

Commencing in September of 2018, the Company, through its wholly owned subsidiary WL, began loaning funds to small business borrowers based in the United States. The loans pay interest at varying rates ranging from approximately 1% per month to 1.5% per month and collateral management fees ranging from of 0.5% to 1% per month. The loan agreements have customary loan origination fees, which have been netted against our loan costs with the net amount recorded as deferred revenue to be recognized as loan fee income over the term of the loan. The term of the loans generally range from two to three years, with no prepayment penalty and generally pay interest only until maturity. The loans are secured by the assets of the borrowers. These loans were funded by our bond sales. One of our loans receivable has a gross balance at June 30, 2022 and December 31, 2021 of approximately $3,270,000, and approximately $1,476,000 of that loan has been participated out leaving a net balance of approximately $1,800,000.

F-13

WORTHY PEER CAPITAL, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

June 30, 2022

Mortgage Loans Held for Investment

Each mortgage loan is secured by a mortgage on the real estate, which is located in the state of Florida. Each loan has an original maturity date of 2 years. These loans pay interest at rates between 8.5% and 10% and are serviced by an outside, unrelated party. There were no mortgage loans past due or on non-accrual status as of June 30, 2022 and December 31, 2021. In 2022, 1 loan maturity date was extended to December of 2022, another was extended to February of 2023 and the remaining 2 are on a month to month basis, and these mortgage loans are current on interest payments.

A summary of the Company’s loan portfolio as of June 30, 2022 disaggregated by class of financing receivable, are as follows:

	Loans to U.S Wholesalers, Retailers and Manufacturers - secured by Inventory and Equipment	Loans to U.S Wholesalers, Retailers and Manufacturers - secured by Accounts Receivable	Loans to U.S Wholesalers, Retailers and Manufacturers - secured by Purchase Order / Trade Financing	Total	Loans to Real Estate Developers Secured by First Mortgages

Outstanding June 30, 2022

Loans	$2,135,838	$2,808,917	$-	$4,944,755	$840,000

Allowance for loan losses	$1,759,683	$2,808,917	$-	$4,568,600	$8,400

Total Loans, net	$376,155	$-	$-	$376,155	$831,600

Percentage of total outstanding loans receivable	43%	57%	-		-

Percentage of total outstanding Mortgage loans receivable	-	-	-		100%

A summary of the Company’s loan portfolio as of December 31, 2021, disaggregated by class of financing receivable, are as follows:

	Loans to U.S Wholesalers, Retailers and Manufacturers - secured by Inventory and Equipment	Loans to U.S Wholesalers, Retailers and Manufacturers - secured by Accounts Receivable	Loans to U.S Wholesalers, Retailers and Manufacturers - secured by Purchase Order / Trade Financing	Total	Loans to Real Estate Developers Secured by First Mortgages

Outstanding December 31, 2021

Loans	$3,350,524	$2,808,915	$-	$6,159,439	$983,493

Allowance for loan losses	$1,951,903	$2,537,710	$-	$4,489,613	$8,400

Total Loans, net	$1,398,621	$271,205	$-	$1,669,826	$975,093

Percentage of total outstanding loans receivable	54%	46%	-		N/A

Percentage of total outstanding Mortgage loans receivable	-	-	-		100%

F-14

WORTHY PEER CAPITAL, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

June 30, 2022

The beginning balance of our loan loss reserve at December 31, 2021 was $4,498,013, the current period provision for expected losses is $356,663, which includes $27,782 of an increase to the interest receivable reserve and which also includes $249,894 of direct write-offs, due to loans receivable write-off, making the ending balance at June 30, 2022 $4,577,000. The beginning balance of our interest receivable reserve at December 31, 2021 was $374,697, the current period provision for expected losses is $27,782 making the ending balance at June 30,2022 $402,479.

Our past due loans receivable totaled $4,584,981 at June 30, 2022 and consisted of 6 loans and the Company has reserved $4,392,240 for these loans in the loan loss provision.

Our past due loans receivable totaled $4,736,798 at December 31, 2021 and consisted of 6 loans and the Company has reserved $3,643,749 for these loans in the loan loss provision.

At December 31, 2021, the Company had 2 loans receivable past due and on non-accrual status, which was past due by more than 90 days. The loans have a principal balance of $2,393,526 and accrued interest receivable balance of $209,963 at December 31, 2021. We received approximately $57,000 of interest income and recorded $74,000 of interest income on these loans during the year ended December 31, 2021. The reserve for loan loss on these loans is $2,214,040 and $157,472 for the accrued interest receivable at December 31, 2021. At December 31, 2021, one of these loans was in litigation. The Company is suing the borrower for breach of promissory note and security agreement. The outstanding balance is approximately $1,800,000 and the reserve balance is approximately $1,615,000. A portion of this loan has been purchased by a participant and this participant sent the Company a demand for repayment of their purchase price, (see note 10 Commitments and Contingencies).

At June 30, 2022, the Company had 3 loans receivable past due and on non-accrual status, which were past due by more than 90 days. The loans have a principal balance of $3,006,574 and accrued interest receivable balance of $232,387 at June 30, 2022. We received approximately $6,600 of interest income and recorded approximately $24,000 of interest income on these loans during the period ended June 30, 2022. The reserve for loan loss on these loans is $3,006,574 and $247,635 for the accrued interest receivable at June 30, 2022. At June 30, 2022, one loan was in litigation. The Company is suing the borrower for breach of promissory note and security agreement. The outstanding balance is approximately $1,800,000 and the reserve balance is approximately $1,346,000. A portion of this loan has been purchased by a participant and this participant sent the Company a demand for repayment of their purchase price, (see note 10 Commitments and Contingencies).

As of June 30, 2022,, future annual maturities of gross loans receivable held for investment and mortgage loans held for investment consists of the following:

Period Ended June 30,	Amount
2023	$5,029,981
2024	$538,649
2025	$6,000
2026	$6,000
2027	$6,000
Thereafter	$198,125
$5,784,755

F-15

WORTHY PEER CAPITAL, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

June 30, 2022

The following is an aging analysis of past due loans receivable at June 30, 2022:

	0 to 30 Days	31 to 60 Days	61 to 90 Days	Greater than 90 Days	Total	Loan Loss Allowance	Unearned Income

Loans to U.S wholesalers, retailers and manufacturers secured by inventory and equipment	$-	$-	$-	$2,389,112	$2,389,112	$2,196,371	$-

Loans to U.S wholesalers, retailers and manufacturers secured by accounts receivable	$-	$-	$-	$2,195,869	$2,195,869	$2,195,869	-

Total	$-	$-	$-	$4,584,981	$4,584,981	$4,392,240	$-

The following is an aging analysis of past due loans receivable at December 31, 2021:

	0 to 30 Days	31 to 60 Days	61 to 90 Days	Greater than 90 Days	Total	Loan Loss Allowance	Unearned Income
Loans to U.S wholesalers, retailers and manufacturers secured by inventory and equipment	$-	$-	$-	$2,540,929	$2,540,929	$1,707,566	-

Loans to U.S wholesalers, retailers and manufacturers secured by accounts receivable	$-	$-	$-	$2,195,869	$2,195,869	$1,936.183	$-

Total	$-	$-	$-	$4,736,798	$4,736,798	$3,643,749	$-

As of December 31, 2021, there were 14 loans and mortgage loans in total, which 11 with a balance of $6,333,345 are loans that are only required to pay interest until maturity when the principal is due.

As of June 30, 2022, there were 12 loans and mortgage loans in total, which 10 with a balance of $5,423,054 are loans that are only required to pay interest until maturity when the principal is due.

NOTE 7. PROPERTY AND EQUIPMENT

The following is a summary of property and equipment—at cost, less accumulated depreciation:

June 30, 2022
Leasehold improvements	3,711
Property and equipment	5,372

Total cost	9,083

Less accumulated depreciation	(5,405)

Net, property and equipment	$3,678

F-16

WORTHY PEER CAPITAL, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

June 30, 2022

December 31, 2021
Leasehold improvements	3,711
Property and equipment	5,372

Total cost	9,083

Less accumulated depreciation	(4,509)

Net, property and equipment	$4,574

Depreciation expense for the six months ended June 30, 2022 and 2021, was $896 and $896, respectively.

NOTE 8. BOND LIABILITIES

On January 4, 2018 our Regulation A+ Offering Statement was declared Qualified by the Securities and Exchange Commission allowing for the sale by the Company, within 12 months, of up to $50,000,000 of $10.00, Three Year, 5% Bonds.

Following the qualification by the SEC of our offering statement (the “Offering Statement”) on Form 1-A under SEC File No. 024-10766, in January 2018 we began offering our worthy bonds (the “Worthy Bonds”) in a Regulation A exempt offering (the “Offering”) of $50 million aggregate principal amount (“Maximum Offering Amount”). On March 17, 2020, we completed the Offering. From January 2018 through March 17, 2020, we sold approximately $50 million aggregate principal amount of Worthy Bonds to 12,285 investors in the Offering. Notwithstanding the completion of the Offering, we inadvertently sold after March 17, 2020, $594,240 more (the “Oversubscribed Bonds”) than the Maximum Offering Amount allowable under the Offering Statement due to a coding error as to redemption transactions in our software (the “Oversubscription”). As a result of the Oversubscription, on March 25, 2020, we rescinded the purchase and sale of the Oversubscribed Bonds by refunding and crediting the accounts of the 2,250 purchasers of the Oversubscribed Bonds their respective investment amounts, without any deduction therefrom, and cancelling the Oversubscribed Bonds.

During the six months ended June 30, 2022 and the year ended December 31, 2021, the Company sold and redeemed Worthy Bonds, noted in the table below. The Bonds have a three year term, renewable at the option of the bond holder, accrue interest at 5%, subject to a put by the holder (a discount of 1% may be charged but only if exercised during the first year and chargeable only against accrued interest), and the Company may redeem the bonds at any time. The Company has up to 30 days to make payment on any redemption of $50,000 or greater. The Company has approximately $1,363,000 and $1,221,000 of accrued interest related to these outstanding bonds at June 30, 2022 and December 31, 2021. During the six months ended June 30, 2022 and the year ended December 31, 2021, bonds were issued and redeemed, as noted in the table below. The Bond liabilities balance at June 30, 2022 and December 31, 2021, was $10,619,610 and $13,859,630, respectively.

F-17

WORTHY PEER CAPITAL, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

June 30, 2022

A summary of the Company’s bond liabilities activity for the six months ended June 30, 2022 and the year ended December 31, 2021 are as follows:

Worthy Peer Capital

Outstanding at December 31, 2021	$13,859,630

Bond issuances	$-
Bond redemptions	$(3,240,020)

Outstanding at June 30, 2022	$10,619,610

Worthy Peer Capital

Outstanding at December 31, 2020	$19,772,160

Bond issuances	$-
Bond redemptions	$(5,912,530)

Outstanding at December 31, 2021	$13,859,630

NOTE 9. COMMITMENTS AND CONTINGENCIES

Legal contingencies

From time to time, the Company may be a defendant in pending or threatened legal proceeding arising in the normal course of its business.

On September 3, 2021, the Company had an action filed against Worthy Lending, LLC in the Superior Court of Delaware (the “Delaware Action”). The claims in the complaint include one count of breach of the participation agreement entered into between the participant and Worthy, as lender to non-party borrower, one count of fraudulent inducement as to the Participation Agreement and one count of fraudulent inducement as to an amendment to the Participation Agreement (the “First Amendment”). The Participation Agreement, as amended, allocates the loan 50/50 between Worthy and the participant. The participant seeks damages in an unstated amount, plus punitive damages and attorney’s fees, and demands that Worthy repurchase the participation interest for $1,737,031, as of July 1, 2021.

The claims in the Delaware Action arise primarily from allegations that Worthy should have adhered to a non-industry standard of care, which was not contained in the Participation Agreement or the First Amendment, for managing the credit and collecting accounts pledged as collateral for the underlying loan.

On October 15, 2021, Worthy filed an answer to the complaint, which included three counterclaims for breach of the Participation Agreement, and fraudulent inducement of the Participation Agreement and the First Amendment. After Worthy filed its answer and counterclaims and before the participant filed a reply to the counterclaims, the parties agreed to extend time to reply while they pursued mediation.

On January 24, 2022, the parties met remotely with a mediator, and agreed to stay the Delaware Action until after a decision from the New York State Court of Appeals in a collection action brought by Worthy against one of the borrower’s account debtors. If the New York Court of Appeals renders a favorable decision permitting Worthy to pursue collections from the borrower’s account debtors, then either party can move to lift the stay after 90 days have passed. The purpose of the stay and this timeline is to allow Worthy time to pursue collection of accounts from all of the borrower’s account debtors, and thereby reduce the amounts outstanding on the loan, for the benefit of both Worthy and the participant. If the New York Court of Appeals renders an unfavorable decision, then either party can move to lift the stay with thirty-days’ notice to the other party and the mediator.

F-18

WORTHY PEER CAPITAL, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

June 30, 2022

The mediation agreement also provides that all rights, claims and defenses are preserved during the stay.

Worthy believes that the claims asserted in the participant’s complaint are without merit, and that Worthy’s counterclaims are valid, but that it is in both parties’ best interest to resolve their dispute outside of litigation and demonstrate a united front in pursuing collection of accounts from the borrower’s account debtors. At this time, we do not believe it is probable that there will be an unfavorable outcome of this suit.

At June 30, 2022, the Company is suing the aforementioned borrower for breach of promissory note and security agreement. The outstanding balance is approximately $1,800,000 and the reserve balance is approximately $1,800,000.

Management is not aware of any other pending, threatened or asserted claims.

Regulatory

The sale of the Worthy Bonds is subject to federal securities law and the Bonds are Qualified under Regulation A+. The distribution of the Worthy Bonds is also subject to regulations of several states and the Company is registered as an Issuer Dealer in the State of Florida. The loans made by the Company may be subject to state usury laws.

Lease Commitment and Operating Lease Obligation and Right of Use Asset

The Company adopted Topic 842 on January 1, 2019. With the adoption of Topic 842, the Company’s consolidated balance sheet now contains the following line items: Operating lease right-of-use assets, and Operating lease liabilities.

On August 1, 2019 the Company commenced a 5 year lease for its corporate headquarters located in Boca Raton, Florida. As part of the lease the Company was required to make a security deposit of $11,618. Monthly rent was $5,296 inclusive of sales tax and the lease contains an annual escalation clause of 4%.

As all the existing leases subject to the new lease standard were previously classified as operating leases by the Company, they were similarly classified as operating leases under the new standard. The Company has determined that the identified operating leases did not contain non-lease components and require no further allocation of the total lease cost. Additionally, the agreements in place did not contain information to determine the rate implicit in the leases, so we used our incremental borrowing rate as the discount rate. Our weighted average discount rate is 10% and the weighted average remaining lease term as of December 31, 2021 is 25 months.

As of June 30, 2022, operating lease right-of-use assets and liabilities arising from operating leases was $99,553 and $99,553, respectively. As of December 31, 2021, operating lease right-of-use assets and liabilities arising from operating leases was $125,399 and $125,399, respectively. During the six months ended June 30, 2022, cash paid for amounts included for the measurement of lease liabilities was approximately $34,000 and the Company recorded operating lease expense of approximately $26,000. During the year ended December 31, 2021, cash paid for amounts included for the measurement of lease liabilities was approximately $67,000 and the Company recorded operating lease expense of approximately $54,700.

The following is a schedule showing the future minimum lease payments under operating leases by years and the present value of the minimum payments as of December 31, 2021.

2022	$69,902
2023	$72,705
2024	$43,388

Total Operating Lease Obligations	$185,996
Less: Amount representing interest	$(60,597)
Present Value of minimum lease payments	$125,399

F-19

WORTHY PEER CAPITAL, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

June 30, 2022

NOTE 10. EQUITY

On June 9, 2016, the Company was founded with the issuance of 1 million shares of our $0.0001 per share par value common stock for $100 to WFI. WFI is the sole shareholder of the Company’s common stock.

On December 8, 2017, the Company amended its certificate of incorporation changing the total authorized shares to 6,000,000 from 50,000,000 of which 5,000,000 shall be common and 1,000,000 shall be preferred.

On February 24, 2020 the Company amended its certificate of incorporation as said forth; the total number of shares of stock which this Corporation is authorized to issue is One Hundred (100) shares of Common Stock, par value $0.0001 per share. Series of Preferred Stock may be created and issued from time to time, which such designations, preferences, conversion rights, cumulative, relative, participating, optional or other rights, including voting rights, qualification, limitations or restrictions thereof as shall be stated and expressed in the resolution or resolutions providing for the creation and issuance of such series of Preferred stock as adopted by the Board of Directors pursuant to the authority in this paragraph given. Such amendment has been accounted for retroactively for all periods presented in the accompanying consolidated financial statements.

NOTE 11. RELATED PARTIES

On April 1, 2020, we entered into a verbal agreement with WFI to pay a license fee to WFI in the amount of $10 per active user per year. In September of 2021 the Company amended the agreement, including making it a written agreement. The amendment changes the payment terms to $4 per registered user per year. For the six months ended June 30, 2022 and 2021, the Company paid WFI approximately $79,000 and $40,000, respectively, pursuant to these agreements, which is included in general and administrative expenses.

On January 2, 2020, the Company signed a Management services agreement with WM, whereas WM provides certain management services and personnel pursuant to the terms of the agreement. WM passes through the expenses paid without charging any additional amounts. During the six months ended June 30, 2022 and 2021, the Company recorded approximately $346,000 and $338,000, respectively, of expenses that were passed through from WM, which are included in general and administrative expenses and compensation and related expenses in the statement of operations.

Due from related parties at June 30, 2022 of $187,184 includes $14,633 due to WM, $1,817 due from another sister company, $100,000 due from our CEO and $100,000 due from our COO. The $100,000 due from each of the CEO and COO are Notes Receivable accruing interest at 10% per annum. The notes were due August 26, 2022, but have been extended until August 26, 2023. The notes are secured by 203,544 and 203,542 shares of the common stock of Worthy Financial, Inc., secured by certificate number 24 and 25, evidencing ownership of such shares by the officers. The shares are being held by Worthy Lending, LLC to the extent of the obligation. As of June 30, 2022, the accrued interest on these loans totals $56,667, which is reflected as interest receivable – related parties.

Due from related parties at December 31, 2021 of $168,961 includes $31,039 due to sister companies, $100,000 due from our CEO and $100,000 due from our COO. The $100,000 due from each of the CEO and COO are Notes Receivable accruing interest at 10% per annum. The notes are due August 26, 2022. The notes are secured by 203,544 and 203,542 shares of the common stock of Worthy Financial, Inc., secured by certificate number 24 and 25, evidencing ownership of such shares by the officers. The shares are being held by Worthy Lending, LLC to the extent of the obligation. As of December 31, 2021, the accrued interest on these loans totals $46,667, which is reflected as interest receivable – related parties.

F-20

WORTHY PEER CAPITAL, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

June 30, 2022

NOTE 12. CONCENTRATIONS

The gross loans receivable balance, before the loan loss reserve, at June 30, 2022, of $4,944,755 is due from 8 small business borrowers, 1 borrower constituting approximately 36% of the total balance, 1 borrower constituting approximately 14% of the total balance, 2 borrowers constituting approximately 12% each of the total balance and 1 borrower constituting approximately 10% of the total balance.

The gross loans receivable balance at December 31, 2021, of $6,159,439 is due from 10 small business borrowers, 1 borrower constituting approximately 29%, 2 borrowers approximately 11%, each, and 3 borrowers approximately 10%, each of the total balance.

The gross mortgage loans held for investment balance, before the loan loss reserve at June 30, 2022, of $840,000 are due from 4 borrowers, 1 borrower’s balance due is approximately 32% of the total balance, 1 represents approximately 24%, 1 represents approximately 23% and 1 other represents approximately 21% of the total balance due.

The gross mortgage loans held for investment balance before the loan loss reserve at December 31, 2021, of $983,493 are due from 5 borrowers, 1 borrower’s balance due is approximately 27% of the total balance, 1 represents approximately 18%, one represents approximately 15%, while 2 others each represent approximately 20% of the total balance due.

Concentration of Credit Risk - The Company is subject to potential concentrations of credit risk in its cash and investments accounts. Noninterest-bearing deposits in financial institutions insured by the Federal Deposit Insurance Corporation (FDIC) were insured up to a maximum of $250,000 at June 30, 2022 and December 31, 2021. Investments at other financial institutions were insured by the Securities Investor Protection Corporation (SIPC) up to $500,000, which includes a $250,000 limit for cash. At June 30, 2022 and December 31, 2021, the aggregate balances were in excess of the insurance and therefore, pose some risk since they are not collateralized. The Company has historically not experienced any losses on its cash and investments in relation to FDIC and SIPC insurance limits.

NOTE 13. SUBSEQUENT EVENTS

Worthy Bond redemptions subsequent to June 30, 2022, through September 13, 2022, were approximately $1,734,000. These bond redemptions have been recorded as a decrease in cash and a decrease in bond liabilities.

On August 22, 2022 the Company advised all bondholders that due to a number of domestic and global economic factors, some of its borrowers have been unable to meet their repayment due date obligations causing current illiquidity of the Worthy loan portfolio. As a result, the Company has temporarily delayed the redemption of outstanding bonds while continuing to accrue the 5% interest. The Company continues to pursue outstanding loan collections and will redeem outstanding bonds with accrued interest as loan collections and other asset liquidation permits and will do so automatically in the order of bond maturity and redemption requests. To the extent that Company asset liquidity does not provide sufficient funds for full bond redemption, it is the intention of the parent company of Worthy Peer Capital, Inc. to provide capital contributions to the Company from a pending equity financing.

The Company has evaluated these consolidated financial statements for subsequent events through September 13, 2022, the date these consolidated financial statements were available to be issued. Other than those noted above, management is not aware of any events that have occurred subsequent to the consolidated balance sheet date that would require adjustment to, or disclosure in the consolidated financial statements.

F-21

Item 4. Exhibits.

No.	Exhibit Description	Form	Date Filed	Number

2.1	Certificate of Incorporation of Worthy Peer Capital, Inc., filed with the Delaware Secretary of State on June 9, 2016.	1-A	11/27/2017	2.1
2.2	Certificate of Amendment to Certificate of Incorporation of Worthy Peer Capital, Inc., filed with the Delaware Secretary of State on February 24, 2020.	1-U	03/04/2020	2.1
2.3	Bylaws of Worthy Peer Capital, Inc.	1-A	11/27/2017	2.2
3.1	Form of Worthy Peer Capital Bond.	1-A	11/27/2017	3.1
3.2	Form of Worthy Demand Bond.	1-A	01/28/2021	3.2
4.1	Form of Notice of Exercise of Option to Renew Worthy Bonds (for renewals of existing renewable bonds of Worthy Peer Capital, Inc.).	1-A	01/28/2021	4.1
4.2	Form of Worthy Demand Bond Investor Agreement (for cash).	1-A	01/28/2021	4.2
4.3	Form of Worthy Demand Bond Subscription Agreement (for Bond Rewards for Eligible Referrals).	1-A	01/28/2021	4.3
4.4	Form of Worthy Demand Bond Auto-Invest Program information.	1-A	01/28/2021	4.4
6.1	Redemption Agreement between Worthy Peer Capital, Inc and Worthy Financial, Inc. dated February 20, 2020.	1-U	03/04/2020	6.1
6.2	Management Services Agreement between Worthy Peer Capital, Inc and Worthy Management, Inc. dated January 2, 2020.	1-K	04/27/2020	6.2

10

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Dated: September 13, 2022	Worthy Peer Capital, Inc.

	By:	/s/ Sally Outlaw
Sally Outlaw
Chief Executive Officer, principal executive officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Dated: September 13, 2022	/s/ Sally Outlaw
Sally Outlaw
Director, Chief Executive Officer, principal executive officer

Dated: September 13, 2022	/s/ Alan Jacobs
Alan Jacobs
Director, Executive Vice President and Chief Operating Officer; principal financial and accounting officer

11